UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc., dated June 17, 2008, announcing its entry into an agreement to acquire ICS Petroleum, a Vancouver-based marketer and physical supplier of marine fuel in Canada and Mexico.

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Reaches Agreement to Acquire ICS Petroleum;
Expands Presence into North America

Company Acquires Two Barges

PIRAEUS, Greece, June 17, 2008 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, announced today that it has entered into an agreement to acquire Vancouver-based ICS Petroleum, a leading marketer and physical supplier of marine fuel in Canada and Mexico.  The acquisition, which is subject to normal closing conditions, is scheduled to close in July 2008.

In connection with this acquisition, Aegean has agreed to purchase two single-hull barges, used in the delivery of marine fuel, from ICS; these barges are eligible for employment until 2015.

Formed in 1984, ICS markets marine fuel to the Western and Eastern Canadian markets from its offices in Vancouver and Montreal.  In addition, the Company acts as a physical supplier in Vancouver.  ICS also markets marine fuel in Mexico.  In 2007, the company sold over 560,000 metric tons of marine fuel across all its regions.

E. Nikolas Tavlarios, President, commented, “With the acquisition of ICS, Aegean is positioned to once again capitalize on an attractive market opportunity that further expands its global network for the physical supply of marine fuel. ICS has a well-established business with a strong reputation that will provide a critical bunkering presence for Aegean in North America. Vancouver serves as the largest port in Canada due to its considerable ship traffic and is one of the largest ports in North America based on total cargo volume.  Montreal also boasts significant ship traffic as it serves as an important gateway to the Saint Lawrence Seaway and Great Lakes region. We intend to finance this acquisition, which meets our strict return criteria, through borrowings under our $300 million senior secured revolving credit facility.”

Mr. Tavlarios added, “Consistent with our past success in consolidating the industry through accretive acquisitions in Northern Europe and the U.K., we plan to leverage our extensive customer base to drive future sales volume growth in North America. As we continue to expand our global reach during a time when we expect to further grow our logistics infrastructure, Aegean has significantly enhanced its long-term earnings potential for the benefit of the Company and its shareholders.”

ICS Petroleum will function as a wholly owned subsidiary of Aegean and will continue to operate business out of its Vancouver and Montreal offices.  “We are thrilled to join Aegean,” said Justin Noice of ICS.  “Aegean is the premier independent physical supplier of marine fuel globally and through our business combination, ICS will be able to leverage off of the Company’s vast global platform and access to capital allowing for continued growth and success for our business.”

AMA Capital Partners advised Aegean on this transaction.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  The Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users through its service centers in Greece, Gibraltar, Singapore, Jamaica, the United Arab Emirates, Northern Europe, West Africa and the United Kingdom.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: June 20, 2008	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President